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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  NITCHES, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   65476M109

                          ----------------------------
                                 (CUSIP Number)

                                Steven P. Wyandt
                                    President
                                  Nitches, Inc.
                              10280 Camino Santa Fe
                           San Diego, California 92121
                                 (619) 625-2633
       -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 18, 1998
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D



CUSIP No. 65476M109
--------------------------------------------


   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Luther Henderson

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) __
                                                                       (b) __

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

          Not applicable.

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                       __

          Not applicable.

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                                  7      SOLE VOTING POWER
                                         12,000
          NUMBER OF
           SHARES
        BENEFICIALLY              8      SHARED VOTING POWER
          OWNED BY                       -0-
            EACH
          REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                        12,000
            WITH
                                 10      SHARED DISPOSITIVE POWER
                                         -0-

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,000

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           __

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.07%

   14     TYPE OF REPORTING PERSON*
          IN





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                                  SCHEDULE 13D
                                       FOR
                                Luther Henderson


Item 1.  Security and Issuer.

         Securities: Common Stock

         Issuer:     Nitches, Inc.
                     10280 Camino Santa Fe
                     San Diego, California 92121

Item 2.  Identity and Background.  This Schedule 13D is filed on behalf of
                                   Luther Henderson

         a. Name: Luther Henderson

         b. Business Address: c/o Nitches, Inc., 10280 Camino Santa Fe, San Diego, California 92121.

         c. Mr. Henderson is a Director of Nitches, Inc.

         d. During the last five years, Mr. Henderson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. During the last five years, Mr. Henderson has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f. Citizenship: Mr. Henderson is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         On November 18, 1998, in a privately negotiated transaction, Mr. Henderson sold 97,704 shares of Nitches Inc.'s common stock to Mr. Steven Wyandt. Mr. Henderson no longer holds 5% of the Common Stock of Nitches, Inc.


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Item 4.  Purpose of Transaction.


         a. Not applicable.

         b. Not applicable.

         c. Not applicable.

         d. Not applicable.

         e. Not applicable.

         f. Not applicable.

         g. Not applicable.

         h. Not applicable.

         i. Not applicable.

         j. Not applicable.

Item 5.  Interest in Securities of the Issuer.

         a. Mr. Henderson was the beneficial owner of 109,704 shares of the Issuer and therefore was deemed to beneficially own 9.77% of the Common Stock outstanding.

         b. Mr. Henderson had the sole power to vote the shares owned by him in issuer.



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         c. Within the last sixty days, Mr. Henderson has tendered all of the shares of Common Stock owned by him to the Company in accordance with the Company's recent tender offer which was completed on October 21, 1998. In connection with the tender offer, Mr. Henderson exercised 50,000 outstanding stock options in a cashless exercise and tendered the resulting shares to the company.

         d. Not applicable.

         e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         None

Item 7. Material to be Filed as Exhibits. The following are attached hereto as exhibits:

         None

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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    December 2, 1998


                                            /s/ Luther Henderson
                                            -----------------------------------
                                            Luther Henderson